U.S. BANCORP FUND SERVICES, LLC
615 E. Michigan Street
Milwaukee, WI  53202

July 24, 2017

VIA EDGAR TRANSMISSION

Mr. Mark Cowan
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Dearborn Partners Rising Dividend Fund (S000040371)

Dear Mr. Cowan:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the Dearborn Partners Rising Dividend Fund (the “Fund”), is a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), in response to your oral comments of July 13, 2017 regarding the preliminary proxy statement filed by the Trust, on behalf of the Fund, on July 6, 2017.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  Capitalized terms not otherwise defined in this response letter have the meaning set forth in the Definitive Proxy Statement.  In addition, in connection with this filing, the Trust hereby makes the following representations:

The Trust’s responses to your comments are as follows:

1.	Staff Comment: Please explain why the after transaction ownership, both in the Questions and Answers section and the Proxy Statement, was provided as ranges instead of specific amounts.

Response:  The Trust responds by supplementally stating the specific ownership amounts for Mr. Andelman, Ms. Lippman and Mr. Seitz have not been determined as of the date of the Proxy Statement.  The ranges disclosed are the ranges that will be reported on the Adviser’s Form ADV following the consummation of the transaction.

2.
Staff Comment:  The last paragraph under the Answer to the Question “What am I being asked to vote on?” discusses what will happen if the Fund’s shareholders do not approve the New Investment Advisory Agreement prior to the close of the Transaction.  The Staff suggests creating a separate Question and Answer to address this topic.

Response:  The Trust responds by making the requested revision.

3.
Staff Comment:  Please revise the fees and expenses discussion under the caption “Other Legal Requirements under the 1940 Act” to confirm that the Adviser may only recoup management fee reductions and/or expense payments so long as such payments do not exceed the lesser of: (1) the expense cap in place at the time of the waiver; or (2) the expense cap in place at the time of recoupment.

Response:  The Trust responds by revising the discussion to read as follows (changes shown in underline):

“The first condition specifies that no “unfair burden” may be imposed on the Fund managed by the investment adviser as a result of the transaction relating to the change of control, or any express or implied terms, conditions or understandings.  In order to avoid an “unfair burden” on the Fund, the Adviser has contractually agreed to waive its advisory fees and/or reimburse expenses of the Fund to the extent necessary to ensure that the Fund’s total annual operating expenses (~~excluding~~ exclusive of front-end or contingent deferred loads, Rule 12b-1 fees, shareholder servicing plan fees, taxes, leverage expense (i.e., any expenses incurred in connection with borrowings made by the Fund), interest expense, dividend and interest expense on securities sold short, acquired fund fees and expenses, portfolio transaction expenses, proxy expenses and extraordinary expenses) do not exceed the Fund’s current expense limitations disclosed in the Fund’s prospectus (the “Expense Cap”) for a period of at least two years.  The agreement by the Adviser to waive advisory fees and/or reimburse expenses of the Fund will continue for least two years following the date of the Transaction under a new operating expense limitation agreement between the Adviser and the Trust, on behalf of the Fund.  After two years, the Fund’s operating expenses may increase.  The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment, which includes fees waived or expenses paid for the benefit of the Fund prior to the Transaction.  Other than the effective date and the initial term of the agreement, this operating expense limitation agreement is substantially identical to the operating expense limitation agreement currently in place between the Trust, on behalf of the Fund, and the Adviser.”

4.
Staff Comment:  Please confirm whether the Adviser will recoup any expenses prior to the change in control of the Adviser. If so, please also confirm such reimbursements will not be subject to a penalty, in accordance with Section 15(a)(3).

Response:  The Trust responds by supplementally stating it anticipates the Adviser will recoup previously waived fees and/or reimbursed expenses prior the change in control of the Adviser. The Trust supplementally confirms any such recoupment will not be subject to a penalty.

5.
Staff Comment:  With respect to the discussion of the primary reasons for the selection of the New Advisor as the Fund’s new investment adviser and the Board recommendation of approval, please disclose whether the Board discussed any issues adverse to the adoption of a new investment advisory agreement with the New Advisor.

Response:  The Trust responds by supplementally stating the disclosure provided in the Definitive Proxy Statement sufficiently and accurately reflects the material factors considered by the Board related to the adoption of the New Investment Advisory Agreement with the New Advisor.

6.
Staff Comment:  When discussing the Board’s conclusions, please include disclosure indicating that the New Investment Advisory Agreement was also approved by a majority of Trustees who are not interested persons of the Fund.

Response:  The Trust responds by revising the discussion to read as follows (changes shown in underline):

“Conclusions.  No single factor was determinative in the Board’s decision to approve the New Investment Advisory Agreement for the Fund, but rather the Board based its determination on the total mix of information available to the Trustees.  Based on a consideration of all the factors in their totality, the Board determined that the New Investment Advisory Agreement with the Adviser, including the advisory fees to be paid thereunder, was fair and reasonable.  The Board, including a majority of Trustees who are not interested persons, therefore determined that the approval of the New Investment Advisory Agreement would be in the best interest of the Fund and its shareholders.”

7.	Staff Comment: When discussing the control persons and principal shareholders of the Fund, include disclosure regarding the directors and officers as required by Item 403 of Reg. S-K.

Response:  The Trust responds by revising the discussion to read as follows (changes shown in underline):

“Control Persons and Principal Shareholders.  A principal shareholder is any person who owns of record or beneficially 5% or more of the outstanding shares of the Fund.  A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of the Fund or acknowledges the existence of control.  As of the Record Date, no person was a control person of the Fund, and all Trustees and officers as a group owned beneficially (as defined in Section 13(d) of the Securities Exchange Act of 1934) less than 1% of shares of the Fund.  As of the Record Date, the shareholders indicated below were known by the Fund to be a ~~control person or~~ principal shareholder of the Fund:”

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If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers